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                               September 19, 2022

       Andrew J. Pitts
       Partner
       Cravath, Swaine & Moore LLP
       825 Eighth Avenue
       New York, NY 10019

                                                        Re: ADT Inc.
                                                            Schedule TO-I
                                                            Filed September 12,
2022
                                                            File No. 005-90825

       Dear Mr. Pitts:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Offer to Purchase

       General

   1. We note that the Offer is being made for what appear to be two separate classes of stock, the Common Stock and
the Class B Common Stock. The elective combining of multiple classes of shares into
a single class by the Company, however, is inconsistent with the framework and
disclosure requirements of Rule 13e-4 of the Exchange Act and
                                                        Regulations 14D and
14E. The federal securities law requirements regulating tender offers apply on a
class-by-class basis. It is also unclear why the Offer is being made at all for Class B Common
Stock, which, in any event, will not be tendered into the Offer, according to the
disclosure. Please advise and/or revise.
       Important, page ii

   2. We note the following statement: "If, after a good faith effort, we cannot comply with the applicable law, the
Offer will not be made to, nor will tenders be accepted from or on
 Andrew J. Pitts
FirstName LastNameAndrew   J. Pitts
Cravath, Swaine  & Moore LLP
Comapany 19,
September  NameCravath,
               2022     Swaine & Moore LLP
September
Page 2    19, 2022 Page 2
FirstName LastName
         behalf of, the holders of shares residing in that jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act
         Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and in any exhibits to the Schedule TO.
Summary Term Sheet, page 1

3. We note the disclosure on page 3 that states, "The maximum aggregate purchase price of
         Shares repurchased in the Offer will be $1.2 billion." Please remove the reference to
         "maximum" or otherwise clarify, as the $1.2 billion figure is not only a maximum but appears to be the settled aggregate purchase price, period.
4. At the top of page 6, we note the following statement: "Shares of Class B Common Stock that we acquire in the Offer will be canceled, retired and eliminated from the shares of capital stock that the Company is authorized to issue under its articles of incorporation."
         Such statement is confusing in light of the sentence that follows: "No shares of Class B
         Common Stock will be purchased in the Offer as a result of the Google Commitment."
         We note the same disclosure on page 17. Please advise and/or revise.
5. On page 6, in response to the question, "What happens if more than 133,333,333 Shares are tendered?," please disclose that, given the intention of Apollo to tender all of its
         608,927,824 shares, the Offer is expected to be not only fully subscribed, but in fact significantly oversubscribed, which will have a very significant impact on proration.
Conditions of the Offer, page 26

6. We note the following statement: "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time... Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time." This language suggests that if a condition is "triggered" and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror wishes to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the offeror may be required to extend the offer and circulate new disclosure to security holders. Please confirm the Company's understanding in your response letter. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please
 Andrew J. Pitts
Cravath, Swaine & Moore LLP
September 19, 2022
Page 3
         confirm the Company's understanding in your response letter.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or David Plattner at 202-
551-8094.



FirstName LastNameAndrew J. Pitts                           Sincerely,
Comapany NameCravath, Swaine & Moore LLP
                                                            Division of
Corporation Finance
September 19, 2022 Page 3                                   Office of Mergers &
Acquisitions
FirstName LastName